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Monday July 3, 2:12 pm EASTERN TIME

   COMPANY PRESS RELEASE

   SOURCE: STONEHAVEN

STONEHAVEN IMPLEMENTS STRATEGIC OPERATING PLAN; DEFINED STRATEGY PROVIDES GREATER OPERATIONAL AND CAPITAL FLEXIBILITY

MINNEAPOLIS, July 3 /PRNewswire/ -- Stonehaven (Amex: RPP - NEWS), a real estate and technology company, announced today a strategic operating plan designed to accelerate the growth of its technology division and position the company to expand its national reach in the rapidly growing online real estate services sector. The plan creates two operating divisions, RESoft Incorporated, which provides technology real estate solutions, and Stonehaven Realty, which provides traditional real estate solutions.

RESoft Incorporated, formerly NetLink International, was acquired by Stonehaven in February 2000 and successfully launched three real estate technology products during the second quarter. RERFP(TM) is an online vendor bidding and auction service, REDocs(TM) is an online document management system, and REBuild(TM) is a customized version of RERFP designed specifically for general contractors and developers. Stonehaven has executed strategic partnerships with 29 major real estate operators and professionals throughout the country to facilitate the national expansion of its technology solutions.

Stonehaven Realty currently owns properties in the Twin Cities and its existing portfolio is 99.5 percent occupied, providing a steady and predictable positive cash flow to the company. Stonehaven has engaged Colliers Towle Real Estate to explore valuation and capital appreciation opportunities, which may include a sale of some or all of Stonehaven's assets or a refinance of existing mortgages.

"We are pleased about the rate at which we have introduced new products to the growing online real estate sector and the continued strong performance of our real estate portfolio," said Duane Lund, Stonehaven CEO. "Our new strategic plan will allow us to better capture a sizable portion of the emerging online real estate industry."

To ensure greater operational and capital flexibility, Stonehaven is initiating a stock repurchase program in lieu of its historical common stock dividend plan. The company has authorized the purchase of up to 150,000 shares of common stock per quarter instead of a quarterly common stock dividend distribution.


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"We believe that long-term shareholder value will be maximized through the periodic repurchase of Stonehaven common stock in the open market," said Lund. "In addition, the new dividend policy is consistent with our prevailing business plan, which focuses on the rapid growth and expansion of our online real estate services division."

Stonehaven is a Minneapolis-based real estate and technology company. RESoft Incorporated is a wholly owned subsidiary of Stonehaven. Stonehaven acquired RESoft (NETLink International) in February 2000 to capitalize on the growing online real estate services sector.

Certain matters discussed within this press release may be deemed to be forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Stonehaven Realty Trust believes the expectations reflected in such forward looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from Stonehaven's expectations include changes in local or national economic or real estate conditions and other risks detailed from time to time in the company's SEC reports and filings, including its S-4 and S-11 Registration Statements as well as its annual report on Form 10-K, quarterly reports on Form 10-Q and periodic reports on Form 8-K. The Company assumes no obligation to update or supplement forward looking statements that become untrue because of subsequent events.

For more information, contact Amanda Kohls or Joanne Henry of BlueFire Partners, 612-344-1035 or 612-344-1011, for Stonehaven.